

April 29, 2011

<u>Via U.S. Mail</u>

Mr. Tilman J. Fertitta
Chief Executive Officer
Landry's Restaurants, Inc.
1510 West Loop South
Houston, Texas 77027

Re: **McCormick & Schmick's Seafood Restaurants, Inc.**
      Revised Preliminary Proxy Statement on Schedule 14A
      Filed on April 26, 2011 by Landry's Restaurants, Inc., LSRI Holdings, Inc.
      and Tilman J. Fertitta
      File No. 000-50845

Dear Mr. Fertitta:

We have reviewed your amended filing and have the following comments.

<u>General</u>

1.   We note your response to prior comment 1. Please provide more detail, with a view towards revised disclosure, regarding your proposed course of action. Please address, among other relevant matters, such issues as how a later-dated gold proxy will revoke a prior-dated company proxy if the latter will not be presented at the meeting; whether the Landry's representative will attend the meeting, with or without presenting gold proxies; and the role of Broadridge in the solicitation.

2.   We note the disclosure that you have added by footnote on page 2. Please more prominently present this disclosure, and supplement the disclosure by addressing the risks associated with your proposed course of action. In addition, please clarify whether you are seeking authority to withhold a security holder's vote, or seeking authority to not be present at the meeting on behalf of the security holder.

3.   We note your response to prior comment 2. It is our understanding that, in a contested election, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not. Please address this in your response, or revise your disclosure as necessary.

4.   We note your response to prior comment 3. Please clarify your response. If the voting standard under the company's organizational documents shifts to plurality voting in a contested election, please revise your disclosure to disclose the impact on voting if this is determined to be a contested election under the company's organizational documents.

5.   We note your response to prior comment 4. Please revise your proxy to more clearly indicate the effect of checking the "abstain" box.

6.   We note your response to prior comment 6. We are considering your response and may have further comment.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                        Sincerely,

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via facsimile: (212) 451-2222
        Steven Wolosky, Esq.
        Olshan Grundman Frome Rosenzweig & Wolosky LLP